 RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX	NOVEMBER 18, 2002
OTCBB – SYMBOL: RUBIF

RUBICON OPTIONS BOTWOOD BASIN GOLD PROJECTS TO WAVE EXPLORATION

 - Deals involve $1,000,000 in exploration expenditures -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that Rubicon has optioned two of its nine Botwood Basin gold projects in Newfoundland to Wave Exploration Corp. (“Wave”) which trades on the TSX Venture Exchange.

Moosehorn Project

The Moosehorn gold project consists of 172 claims and lies immediately to the southeast of the Moosehead gold discovery held by Altius and partnered with Sudbury Contact.  Wave may earn a 51% interest in the project by spending $500,000 over four years and by issuing 200,000 Wave shares and paying $60,000 cash to Rubicon.

Beaver Project

The Beaver project is an epithermal gold prospect that lies in the southwest corner of the Botwood Basin and consists of 208 claims.  Wave may earn a 51% interest in the project by spending $500,000 over four years and by issuing 200,000 Wave shares and paying $55,000 cash to Rubicon.

Wave may earn an additional 10% interest in both the Moosehorn and Beaver projects, for a total of 61%, by funding all costs to the completion of an industry standard bankable feasibility study.  Rubicon will be the operator on both projects for the first two years.  Both option agreements are subject to TSX Venture Exchange approval.

The optioned project areas are considered to have similar geology and structure to nearby properties currently being explored by Sudbury Contact – Altius (proximal to Moosehorn) and CanAlaska – Altius (proximal to Beaver).  In addition, Candente – Cornerstone are currently drilling to the south of the Moosehorn project.  Both the Moosehorn and Beaver projects will be surveyed using airborne geophysics in the next 30 days, with diamond drilling anticipated to take place during year one for both projects.

The Moosehorn and Beaver projects represent approximately 15% of Rubicon’s Botwood Basin land holdings (both projects were initially optioned from Black Bart Prospecting Inc).  The Company is actively seeking partnerships on its key land holdings in the northeast portion of the Botwood Basin.

Rubicon has established several, large land positions on the Island of Newfoundland that cover a number of highly prospective gold targets.  The Company’s 100% controlled Golden Promise project has recently delivered a new discovery with 15 of 17 holes intersecting visible gold (see Rubicon’s September 19, 2002 news release).  An exploration update for the Company’s gold projects in Newfoundland will be released in the near future.

RUBICON MINERALS CORPORATION

David W. Adamson
________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

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TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.